Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2023 and 2022

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	September 30, 2023	December 31, 2022
ASSETS

Current
Cash and cash equivalents		$38,004	$40,602
Marketable securities		2,012	2,494
Receivables	7	5,097	5,682
Prepaid expenses		2,418	1,346
		47,531	50,124

Prepaid expenses		—	54
Deposits		3,750	2,128
Exploration and evaluation interests	5	107,849	95,438
Capital assets	6	25,517	20,236

Total assets		$184,647	$167,980

LIABILITIES

Current
Accounts payable and accrued liabilities	7	$31,403	$13,977
Current portion of lease liabilities		658	545
Flow-through share premium liability		737	4,557
Current portion of other liabilities		2,438	1,806
		35,236	20,885

Long-term lease liabilities		2,524	3,017
Provision for closure and reclamation		6,000	6,160
Other liabilities		484	691

Total liabilities		44,244	30,753

SHAREHOLDERS’ EQUITY

Capital stock	8	539,496	464,029
Commitment to issue shares		1,000	1,250
Reserves	8	43,862	39,879
Deficit		(443,955)	(367,931)

Total shareholders’ equity		140,403	137,227

Total liabilities and shareholders’ equity		$184,647	$167,980

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 10)

SUBSEQUENT EVENTS (NOTES 5 AND 11)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Accretion		$57	$17	$178	$51
Administrative compensation	7	1,498	1,682	4,309	3,454
Communications		410	510	1,034	1,712
Consulting		179	217	693	471
Depreciation		72	71	214	215
Exploration and evaluation	5	38,170	28,985	63,899	71,944
Flow-through share premium recovery		(2,702)	(5,956)	(3,820)	(13,070)
Insurance		238	488	1,355	1,499
Interest income		(838)	(130)	(1,518)	(276)
Loss (gain) on marketable securities		(219)	(192)	334	(963)
Office and administration		469	316	1,170	762
Professional fees		343	646	1,214	1,284
Share-based payments	7,8	2,042	1,965	6,554	5,037
Transfer agent and listing fees		76	159	408	361

Loss and comprehensive loss for the period		$(39,795)	$(28,778)	$(76,024)	$(72,481)

Loss per share – basic and diluted		$(0.45)	$(0.41)	$(0.92)	$(1.06)

Weighted average number of common shares outstanding – basic and diluted		88,203,855	70,227,095	82,794,872	68,384,529

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

										Total
	Capital Stock		Commitment to	Reserves						Shareholders’
	(Note 8)		Issue Shares	(Note 8)					Deficit	Equity
	Shares	Amount		Options	Restricted Share Units	Deferred Share Units	Investment Rights	Warrants
Balance December 31, 2021	65,392,363	$361,982	$—	$23,710	$198	$—	$2,500	$14,200	$(279,041)	$123,549
Bought deal offering	5,702,479	34,500	—	—	—	—	—	—	—	34,500
Acquisition of QuestEx Gold & Copper Ltd. (Note 1)	1,082,553	9,528	—	267	—	—	—	61	—	9,856
Exercise of options	459,919	3,631	—	(1,205)	—	—	—	—	—	2,426
Vesting of Restricted Share Units	48,074	200	—	—	(200)	—	—	—	—	—
Exercise of warrants	2,812,500	41,701	—	—	—	—	—	(11,326)	—	30,375
Share issue costs	—	(2,651)	—	—	—	—	—	—	—	(2,651)
Share-based payments	—	—	—	5,216	2,402	—	—	—	—	7,618
Loss for the period	—	—	—	—	—	—	—	—	(72,481)	(72,481)
Balance September 30, 2022	75,497,888	$448,891	$—	$27,988	$2,400	$—	$2,500	$2,935	$(351,522)	$133,192

Balance December 31, 2022	77,655,882	$464,029	$1,250	$29,640	$4,804	$—	$2,500	$2,935	$(367,931)	$137,227
Bought deal offering	10,005,000	73,537	—	—	—	—	—	—	—	73,537
Acquisition of exploration and evaluation interests (Note 5)	30,413	250	(250)	—	—	—	—	—	—	—
Exercise of options	267,524	1,620	—	(586)	—	—	—	—	—	1,034
Vesting of Restricted Share Units	315,853	2,546	—	—	(2,546)	—	—	—	—	—
Tahltan Investment Rights	119,785	1,500	—	—	—	—	(1,500)	—	—	—
Exercise of warrants	9,657	90	—	—	—	—	—	(25)	—	65
Share issue costs	—	(4,076)	—	—	—	—	—	—	—	(4,076)
Share-based payments	—	—	—	2,136	6,429	75	—	—	—	8,640
Loss for the period	—	—	—	—	—	—	—	—	(76,024)	(76,024)
Balance September 30, 2023	88,404,114	$539,496	$1,000	$31,190	$8,687	$75	$1,000	$2,910	$(443,955)	$140,403

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

		For the three months ended		For the nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Loss for the period		$(39,795)	$(28,778)	$(76,024)	$(72,481)
Items not affecting cash
Accretion		107	17	333	55
Depreciation		549	399	1,563	1,330
Loss on sale of equipment		—	—	—	87
Flow-through share premium recovery		(2,702)	(5,956)	(3,820)	(13,070)
Loss (gain) on marketable securities		(219)	(192)	334	(963)
Share-based payments	8	2,862	2,927	8,640	7,619
Changes in non-cash operating working capital
Receivables		(229)	(736)	585	2,318
Prepaid expenses		(157)	1,388	(1,018)	4,413
Accounts payable and accrued liabilities		18,560	6,798	16,003	5,328
Net cash used in operating activities		(21,024)	(24,133)	(53,404)	(65,364)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities		—	—	148	—
Deposits refunded (paid)		(1,455)	82	(3,418)	583
Exploration and evaluation asset expenditures	5	(9,615)	(29)	(10,626)	(35)
Purchase of net smelter return royalty	5	—	(17,500)	—	(17,500)
Purchase of capital assets	6	(3,005)	(107)	(3,597)	(745)
Proceeds from disposal of capital assets		—	16	—	255
Settlement of other liabilities arising from mineral property acquisitions	5	—	—	(1,650)	—
Consideration paid on acquisition of QuestEx Gold & Copper Ltd.	1	—	—	—	(18,749)
Transaction costs on acquisition of QuestEx Gold & Copper Ltd.	1	—	—	—	(889)
Cash acquired on acquisition of QuestEx Gold & Copper Ltd.	1	—	—	—	5,037
Proceeds from sale of assets acquired from QuestEx Gold & Copper Ltd.	1	—	—	—	19,341
Net cash used in investing activities		(14,075)	(17,538)	(19,143)	(12,702)

FINANCING ACTIVITIES
Lease payments		(205)	(85)	(611)	(260)
Proceeds from bought deal financing	8	—	34,500	73,537	34,500
Proceeds from option exercises	8	2	19	1,034	2,426
Proceeds from warrant exercises	8	—	—	65	30,375
Share issue costs	8	(140)	(2,060)	(4,076)	(2,099)
Net cash provided by (used in) financing activities		(343)	32,374	69,949	64,942

Change in cash and cash equivalents during the period		(35,442)	(9,297)	(2,598)	(13,124)
Cash and cash equivalents, beginning of the period		73,446	36,486	40,602	40,313

Cash and cash equivalents, end of the period		$38,004	$27,189	$38,004	$27,189

Cash and cash equivalents are comprised of:
Cash				$37,687	$26,932
Cash equivalents				317	257
Cash and cash equivalents				$38,004	$27,189

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. Its principal business activity is the exploration of mineral properties, primarily in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at September 30, 2023, the Company has cash and cash equivalents of $38,004,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary operating funds primarily through the issuance of shares, with construction financing anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

On June 1, 2022, the Company acquired all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) for cash and share consideration totalling $41,250,000, including replacement options and warrants to the holders of QuestEx options and warrants (Note 8) (“QuestEx Transaction”). Concurrent with the QuestEx Transaction, the Company sold certain mineral properties to an affiliate of Newmont Corporation for $25,598,000.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2022.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issuance on November 9, 2023.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2.	BASIS OF PRESENTATION (continued)

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2022.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

New accounting policies adopted on January 1, 2023

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

These amendments are effective for annual financial statements for periods beginning on or after January 1, 2023. There was no material impact on the Company’s consolidated financial statements resulting from the adoption of these amendments.

New standards and interpretations not yet adopted

Presentation of Financial Statements (Amendments to IAS 1)

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements, titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period.

The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. The extent of the impact of adoption of these amendments have been determined to have no material impact on the financial statements.

Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)

In May 2023, the IAS issued amendments to IAS 7, Statement of Cash flows, and IFRS 7, Financial Instruments Disclosures, to provide guidance on disclosures related to supplier finance arrangements that enable the users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

New standards and interpretations not yet adopted (continued)

Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7) (continued)

The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. The Company is currently assessing the potential disclosure requirements of these amendments.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	September 30, 2023	December 31, 2022
Cash and cash equivalents	Amortized cost	$38,004	$40,602
Marketable securities	Fair value through profit or loss	$2,012	$2,494
Receivables	Amortized cost	$121	$35
Deposits	Amortized cost	$2,102	$2,128
Contingent consideration receivable	Fair value through profit or loss	$—	$—
Accounts payable	Amortized cost	$20,991	$10,209
Other liabilities	Amortized cost	$2,922	$2,497

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of the Company’s marketable securities, except for warrants, are measured using Level 1 inputs.  Warrants within marketable securities and contingent consideration receivable are measured using Level 3 inputs.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Where judged to be potentially significant, expected credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date.

IFRS 9, Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at September 30, 2023, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at September 30, 2023 would have resulted in a $201,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities to ensure that it will have sufficient cash to meet liabilities when due. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities as of September 30, 2023 will mature as follows:

	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$20,991	$—	$—	$20,991
Other liabilities	2,500	500	—	3,000
Total	$23,491	$500	$—	$23,991

5.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Balance, December 31, 2021	$74,444	$—	$—	$—	$1,087	$—	$75,531
Adjust closure liability	1,162	—	—	—	(153)	—	1,009
Acquisition of QuestEx properties	—	7,872	3,936	—	—	1,312	13,120
Additions	2,882	—	—	2,871	25	—	5,778
Balance, December 31, 2022	$78,488	$7,872	$3,936	$2,871	$959	$1,312	$95,438
Adjust closure liability	553	—	—	—	(768)	—	(215)
Additions	12,626	—	—	—	—	—	12,626
Balance, September 30, 2023	$91,667	$7,872	$3,936	$2,871	$191	$1,312	$107,849

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of the Eskay Creek Property (“Eskay”) from a subsidiary of Barrick Gold Corporation (“Barrick”). Eskay was subject to a 1% net smelter return (“NSR”) royalty, of which 0.5% of the NSR royalty could be purchased for $17,500,000 during the 24-month period after closing (the “Barrick NSR”). On September 23, 2022, Skeena purchased the Barrick NSR for cash consideration of $17,500,000. On December 30, 2022, Franco-Nevada Corporation acquired the Barrick NSR for cash consideration of $27,000,000 and contingent cash consideration of $1,500,000 which is payable upon the completion of certain milestones.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada (continued)

On October 28, 2022, the Company acquired the Eskay North mineral property in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for 231,404 common shares issued at closing and cash consideration of $1,400,000 paid during the nine months ended September 30, 2023.

On July 7, 2023, the Company acquired five mineral claims surrounding Eskay Creek from Eskay Mining Corp. for cash consideration of $4,000,000, of which $2,000,000 was paid on closing, $1,000,000 was paid on October 26, 2023 and $1,000,000 is payable on December 31, 2023. The mineral claims are subject to a 2% NSR royalty, of which 1% of the NSR royalty can be purchased at any time for $2,000,000.

The Company capitalizes expenditures relating to the construction of mine-related infrastructures to exploration and evaluation interests. When economically viable reserves and technical feasibility have been determined, and the decision to proceed with development has been approved by the Board of Directors, such expenditures will be reclassified to capital assets once an impairment test has been completed. During the three and nine months ended September 30, 2023, the Company incurred $7,615,000 (2022 - $nil) and $8,626,000 (2022 – $nil), respectively, relating to earthworks for certain infrastructures at Eskay Creek.

Red Chris Properties, British Columbia, Canada

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut (the “Red Chris Properties”), from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. In October 2022, the Company paid $250,000 in cash and issued 39,936 common shares in satisfaction of the first payment. In April 2023, the Company paid $250,000 in cash and issued 30,413 common shares in satisfaction of the second payment. In October 2023, the Company paid $250,000 in cash and issued 39,872 common shares in satisfaction of the third payment.

Snip Property, British Columbia, Canada

On October 14, 2021, Hochschild Mining Holdings Limited (“Hochschild”) initiated its right to earn 60% of Snip. Pursuant to the option agreement, to exercise its option, Hochschild would have had to have incurred expenditures of approximately $100 million during the option period.  In April 2023, Hochschild terminated its right to earn 60% of Snip.

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Three months ended September 30, 2023	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Accretion	$50	$—	$—	$—	$—	$—	$50
Assays and analysis/storage	248	93	23	9	14	11	398
Camp and safety	236	3	2	—	—	—	241
Claim renewals and permits	232	—	—	1	15	8	256
Community relations	—	—	—	—	—	3	3
Depreciation	477	—	—	—	—	—	477
Drilling	11,278	19	44	—	5	—	11,346
Environmental studies	5,785	—	—	—	126	—	5,911
Equipment rental	695	2	8	—	—	—	705
Fieldwork, camp support	3,627	166	90	—	54	2	3,939
Fuel	1,902	47	43	—	3	—	1,995
Geology, geophysics, and geochemical	6,969	49	101	—	—	2	7,121
Helicopter	1,919	218	206	—	39	—	2,382
Metallurgy	20	—	—	—	—	—	20
Part XII.6 tax, net of METC	256	—	—	—	—	(5)	251
Share-based payments (Note 7)	820	—	—	—	—	—	820
Transportation and logistics	2,151	20	14	60	—	10	2,255
Total for the period	$36,665	$617	$531	$70	$256	$31	$38,170

Nine months ended September 30, 2023	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Accretion	$155	$—	$—	$—	$—	$—	$155
Assays and analysis/storage	1,250	101	29	11	14	65	1,470
Camp and safety	459	5	5	—	—	—	469
Claim renewals and permits	749	—	—	1	32	23	805
Community relations	—	—	—	—	—	8	8
Depreciation	1,349	—	—	—	—	—	1,349
Drilling	11,894	19	44	—	5	2	11,964
Electrical	4	—	—	—	—	—	4
Environmental studies	12,963	—	—	—	237	—	13,200
Equipment rental	1,077	2	9	—	—	1	1,089
Fieldwork, camp support	6,071	173	98	2	54	66	6,464
Fuel	2,328	57	44	3	8	—	2,440
Geology, geophysics, and geochemical	14,884	101	101	—	—	5	15,091
Helicopter	2,275	264	214	27	62	—	2,842
Metallurgy	834	—	—	—	—	—	834
Part XII.6 tax, net of METC	148	—	—	—	—	(9)	139
Share-based payments (Note 7)	2,086	—	—	—	—	—	2,086
Transportation and logistics	3,362	20	14	80	—	14	3,490
Total for the period	$61,888	$742	$558	$124	$412	$175	$63,899

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Three months ended September 30, 2022	Eskay	Red Chris	Snip	Sofia	Total
Assays and analysis/storage	$1,510	$—	$—	$24	$1,534
Camp and safety	1,571	—	—	—	1,571
Claim renewals and permits	275	—	16	—	291
Community relations	—	—	—	7	7
Depreciation	328	—	—	—	328
Drilling	5,906	—	—	1,052	6,958
Electrical	6	—	—	—	6
Environmental studies	2,364	—	7	—	2,371
Equipment rental	183	—	—	4	187
Fieldwork, camp support	4,410	—	—	77	4,487
Fuel	851	—	—	142	993
Geology, geophysics, and geochemical	4,358	49	—	177	4,584
Helicopter	2,546	—	—	728	3,274
Metallurgy	250	—	—	—	250
METC and government sales tax recovery	(392)	—	—	—	(392)
Share-based payments (Note 7)	962	—	—	—	962
Transportation and logistics	1,050	—	—	524	1,574
Total for the period	$26,178	$49	$23	$2,735	$28,985

There were no exploration and evaluation expenses incurred on KSP or Kingpin during the three months ended September 30, 2022.

Nine months ended September 30, 2022	Eskay	Red Chris	Snip	Sofia	Total
Accretion	$4	$—	$—	$—	$4
Assays and analysis/storage	2,870	—	239	24	3,133
Camp and safety	2,749	—	—	—	2,749
Claim renewals and permits	652	—	44	—	696
Community relations	—	—	—	7	7
Depreciation	1,115	—	—	—	1,115
Drilling	10,789	—	—	1,052	11,841
Electrical	396	—	—	—	396
Environmental studies	5,018	—	107	—	5,125
Equipment rental	2,993	—	3	7	3,003
Fieldwork, camp support	14,599	—	89	123	14,811
Fuel	2,350	—	—	148	2,498
Geology, geophysics, and geochemical	15,099	49	18	187	15,353
Helicopter	3,693	—	—	744	4,437
Metallurgy	377	—	—	—	377
METC and government sales tax recovery	(369)	—	—	—	(369)
Share-based payments (Note 7)	2,582	—	—	—	2,582
Transportation and logistics	3,660	—	1	525	4,186
Total for the period	$68,577	$49	$501	$2,817	$71,944

There were no exploration and evaluation expenses incurred on KSP or Kingpin during the nine months ended September 30, 2022.

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	CAPITAL ASSETS

During the three and nine months ended September 30, 2023, the Company incurred $1,839,000 (2022 – $nil) and $4,851,000 (2022 – $nil), respectively, relating to the construction of modular analytical laboratory at Eskay Creek and $1,452,000 (2022 – $nil) and $1,554,000 (2022 – $nil), respectively, relating to leasehold improvements towards a new office space.

7.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three and nine months ended September 30, 2023 and 2022 are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Director remuneration	$95	$656	$258	$744
Officer & key management remuneration[1]	$844	$1,016	$2,541	$2,728
Termination benefits	$—	$—	$675	$—
Share-based payments	$1,979	$1,977	$6,033	$4,920

1	Remuneration consists exclusively of salaries, bonuses, and health benefits for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Share-based payment expenses for the three and nine months ended September 30, 2023 are recorded in two separate categories as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Exploration and evaluation expense	$167	$399	$532	$1,090
General and administrative expense	$1,812	$1,578	$5,501	$3,830

Recoveries

During the three and nine months ended September 30, 2023, the Company recovered $nil (2022 – $3,000) and $6,000 (2022 – $8,000), respectively, from a company with a former common officer as a result of billing for employee time used to provide services. The salary recoveries were recorded in administrative compensation expense.

Receivables

Included in receivables at September 30, 2023 is $nil (December 31, 2022 – $6,000) due from a company with a former common officer in relation to salary and other recoveries.

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	RELATED PARTY TRANSACTIONS (continued)

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2023 is $1,213,000 (December 31, 2022 – $708,000) due to key management personnel in relation to compensation noted above.

8.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Bought deal offerings

Transactions during the nine months ended September 30, 2023

On May 24, 2023, the Company closed a bought deal public offering, whereby gross proceeds of $73,537,000 were raised by the issuance of 10,005,000 common shares at a price of $7.35 per common share. In connection with the bought deal offering, the Company incurred share issuance costs of $4,076,000.

Transactions during the nine months ended September 30, 2022

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share (the “September 2022 Offering”). In connection with the bought deal public offering, the Company incurred share issuance costs of $2,633,000.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As at December 31, 2022, Milestones 2 and 3 set forth within the agreement were met. During the nine months ended September 30, 2023, Milestone 1 was met, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company valued at $1,500,000. As at September 30, 2023, only Milestone 4 is to be achieved.

Share-based payments

During the nine months ended September 30, 2023, the Company adopted the 2023 Omnibus Equity Incentive Plan (“Omnibus Plan”), which governs the terms of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”). Any awards granted after the effective date of the Omnibus Plan will fall under the Omnibus Plan.

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Stock options

The stock options have a maximum expiry date period of 5 years from the grant date.

Restricted Share Units and Performance Share Units

Upon each vesting date, participants will receive, at the sole discretion of the Board of Directors: (a) common shares equal to the number of RSUs or DSUs that vested; (b) cash payment equal to the 5-day volume weighted average trading price of common shares; or (c) a combination of (a) and (b).

Deferred Share Units

The DSUs are granted to independent members of the Board of Directors. The DSUs vest immediately and have all of the rights and restrictions that are applicable to RSUs, except that the DSUs may not be redeemed until the participant has ceased to hold all offices, employment and directorships with the Company.

Share purchase warrant, RSU, DSU and stock option transactions are summarized as follows:

	Warrants		RSUs	DSUs	Stock Options
		Weighted				Weighted
		Average				Average
	Number	Exercise Price	Number	Number	Number	Exercise Price
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	—	5,275,124	$10.18
Granted	—	$—	1,836,766	—	399,306	$8.61
Replacement warrants and options pursuant to acquisition of QuestEx	150,691	$14.19	—	—	77,158	$9.87
Exercised	(2,812,500)	$10.80	(48,074)	—	(479,169)	$5.19
Cancelled	(137,868)	$14.88	(8,945)	—	(238,994)	$11.80
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	—	5,033,425	$10.44
Granted	—	$—	607,750	11,755	155,151	$8.42
Exercised	(9,657)	$6.81	(315,853)	—	(267,524)	$3.86
Cancelled	(3,166)	$6.81	(193,216)	—	(323,547)	$11.93
Outstanding, September 30, 2023	—	$—	1,934,502	11,755	4,597,505	$10.65
Exercisable, September 30, 2023	—	$—	—	—	3,765,595	$10.48

The weighted average share price at the date of exercise of the stock options was $7.46 during the nine months ended September 30, 2023 (2022 – $15.44). The weighted average share price at the date of exercise of the warrants was $7.69 during the nine months ended September 30, 2023 (2022 – $15.78).

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

			Weighted Average
	Exercise Price		Remaining Life
	($/Share)	Outstanding	(Years)	Exercisable
Options	1.00 - 5.00	789,427	1.46	789,427
	5.01 - 10.00	415,813	3.97	115,948
	10.01 - 15.00	3,392,265	2.57	2,860,220
		4,597,505	2.51	3,765,595

	Outstanding	Vesting Year
RSUs	84,923	2023
	1,444,751	2024
	202,415	2025
	202,413	2026
	1,934,502

Transactions during the nine months ended September 30, 2023

On February 14, 2023, the Company granted 145,000 RSUs to various employees of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $1,056,000. The RSUs will vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months.

On May 15, 2023, the Company granted 155,151 stock options to various employees and consultants of the Company. The options have a term of 5 years, expiring on May 15, 2028. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option will allow the holder to purchase one common share of the Company at a price of $8.42 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $631,000.

On May 15, 2023, the Company granted 462,750 RSUs to various directors, officers, employees and consultants of the Company. All of the RSUs vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. The RSUs were valued using the share price on the grant date and had a fair value of $3,896,000.

On June 22, 2023, the Company granted 11,755 DSUs to a director of the Company. The DSUs were valued using the share price on the grant date and had a fair value of $75,000.

Transactions during the nine months ended September 30, 2022

On April 21, 2022, the Company granted 103,264 stock options to various directors, officers, employees and consultants of the Company. The options have a term of 5 years, expiring on April 21, 2027. All of the options vest over a 36-month period, with 34% of the options vesting after 12 months, 33% vesting after 24 months, and 33% vesting after 36 months. Each option allows the holder to purchase one common share of the Company at a price of $13.00 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $675,000.

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the nine months ended September 30, 2022 (continued)

On April 21, 2022, the Company granted 291,285 RSUs to various directors, officers, employees and consultants of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,787,000. The RSUs will vest on April 21, 2024.

On April 21, 2022, the Company granted 230,769 RSUs to an officer of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $3,000,000. The RSUs will vest over a 24-month period, with one third of the RSUs vesting on each of April 21, 2023, October 21, 2023, and April 21, 2024.

On June 1, 2022, the Company issued 1,058,597 common shares valued at $9,178,000 to the shareholders of QuestEx pursuant to the QuestEx Transaction. The Company also issued 23,956 common shares valued at $350,000 to a third party relating to transaction costs associated with the QuestEx Transaction.

On June 1, 2022, the Company issued 77,158 replacement options to the holders of QuestEx options pursuant to the QuestEx Transaction. The replacement options have expiry dates between June 6, 2022 and December 21, 2026. All of the replacement options vested immediately. Each replacement option allows the holder to purchase one common share of the Company at a price between $1.36 to $53.13 per common share. The replacement options were valued using the Black-Scholes option pricing model and had a fair value of $267,000.

On June 1, 2022, the Company issued 150,691 replacement warrants to the holders of QuestEx warrants pursuant to the QuestEx Transaction. The replacement warrants have expiry dates between August 20, 2022 and April 15, 2023. All of the replacement warrants vested immediately. Each replacement warrant allows the holder to purchase one common share of the Company at a price between $2.72 to $23.16 per common share. The replacement warrants were valued using the Black-Scholes option pricing model and had a fair value of $61,000.

On August 3, 2022, the Company granted 50,000 stock options to an employee of the Company. The options have a term of 5 years, expiring on August 3, 2027. The options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Each option allows the holder to purchase one common share of the Company at a price of $7.08 per common share. The options were valued using the Black-Scholes option pricing model and had a fair value of $178,000.

On August 3, 2022, the Company granted 50,000 RSUs to an employee of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $354,000. The RSUs will vest on August 3, 2024.

On August 3, 2022, the Company conditionally granted stock options and RSUs to officers and employees of the Company (“August 2022 Performance-Linked Options” and “August 2022 Performance-Linked RSUs”, respectively). The number of August 2022 Performance-Linked Options and August 2022 Performance-Linked RSUs to be issued would vary depending on the results of the Eskay Creek Feasibility Study and meeting certain ESG-linked minimum award threshold criteria (the “Performance Criteria”). During the nine months ended September 30, 2022, the Company granted 246,042 August 2022 Performance-Linked Options and 870,988 August 2022 Performance-Linked RSUs. The August 2022 Performance-Linked Options have a term of 5 years from the achievement of the Performance Criteria, expiring on September 15, 2027. All of the August 2022 Performance-Linked Options vest over a 36-month period, with one third of the August 2022 Performance-Linked Options vesting on the first, second and third anniversaries of the achievement of the Performance Criteria. Each August 2022 Performance-Linked Option allows the holder to purchase one common share of the Company at a price of $7.08 per common share. The August 2022 Performance-Linked Options were valued using the Black-Scholes option pricing model and had a fair value of $877,000.

Condensed Interim Consolidated Financial Statements | 14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

Transactions during the nine months ended September 30, 2022 (continued)

The August 2022 Performance-Linked RSUs were valued using the share price on the grant date and had a fair value of $6,167,000. The August 2022 Performance-Linked RSUs will vest on the second anniversary of the achievement of the Performance, with certain August 2022 Performance-Linked RSUs granted to a non-resident officer vested on the first anniversary of the achievement of the Performance Criteria.

During the nine months ended September 30, 2022, the Company also conditionally granted 299,948 RSUs to officers of the Company, the number of which to be issued would vary depending on the Performance Criteria (“September 2022 Performance-Linked RSUs”). The September 2022 Performance-Linked RSUs were valued using the share price on the closing of the September 2022 Offering and had a fair value of $1,833,000. The September 2022 Performance-Linked RSUs will vest on the second anniversary of the achievement of the Performance Criteria, with certain September 2022 Performance-Linked RSUs granted to a non-resident officer vested on the first anniversary of the achievement of the Performance Criteria.

Share purchase warrant and stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted average inputs used were as follows:

	Warrants		Stock Options
	2023	2022	2023	2022
Expected life (years)	—	0.3	3.5	3.4
Annualized volatility	—	35.00%	65.00%	67.00%
Dividend rate	—	0.00%	0.00%	0.00%
Risk-free interest rate	—	2.74%	3.86%	2.92%

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three and nine months ended September 30, 2023 and 2022 that were not presented elsewhere in the unaudited condensed interim consolidated financial statements are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Capital asset additions in accounts payable and accrued liabilities	$1,628	$298	$1,628	$298
Deposits reclassified to capital assets	$111	$—	$1,796	$—
Share issue costs in accounts payable and accrued liabilities	$—	$552	$—	$552

During the three and nine months ended September 30, 2023 and 2022, the Company did not make any payments towards interest or income taxes.

Condensed Interim Consolidated Financial Statements | 15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

11.	OTHER SUBSEQUENT EVENTS

On October 10, 2023, the Company closed a non-brokered private placement offering, whereby gross proceeds of $4,541,000 were raised by the issuance of 259,066 flow-through shares at a price of $8.44 per flow-through share and 249,409 flow-through shares at a price of $9.44 per flow-through share.

On October 12, 2023, the Company conditionally granted performance-linked options and PSUs to officers, employees and consultants of the Company. The number of performance-linked options and PSUs to be issued will vary depending on the results on of the Eskay Creek Definitive Feasibility Study and meeting certain ESG-linked minimum award threshold criteria (“2023 Performance Criteria”). The maximum number of performance-linked options and PSUs to be granted will be 330,000 and 770,000, respectively. Each performance-linked option allows the holder to purchase one common share of the Company at a price $6.04 per common share. The performance-linked options have a term of 5 years, expiring on October 12, 2028. With the exception of up to 200,200 PSUs which vest on the first anniversary of the achievement of the 2023 Performance Criteria, the remainer of the performance-linked options and PSUs vest over a 36-month period, with one third of the performance-linked options and PSUs vesting on each of the first, second and third anniversaries of the achievement of the 2023 Performance Criteria. The Company also conditionally approved a cash payment of $150,000 to each of the independent members of the Board of Directors, subject to the achievement of the 2023 Performance Criteria.

Condensed Interim Consolidated Financial Statements | 16